UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date May 28, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

May 28, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO GUARANTEE FAIR TREATMENT OF ITS SHAREHOLDERS

The following are prohibited activities established by the Board of Directors and included in the Good Governance Code, directed at legal representatives, management and other employees of Bancolombia S.A., as well as at legal representatives, management and other employees of Fiduciaria Bancolombia S.A., the entity responsible for administering the Bank's shares, aimed at ensuring the equitable treatment of all of Bancolombia’s shareholders, and which will apply to the Extraordinary General Shareholders' Meeting to be held on June 26, 2024.

●	Encourage, promote or suggest that shareholders grant blank-check powers of attorney, where the name of the representative for the shareholders' meetings is not clearly stated.

●	Receive powers of attorney from the shareholders where the name of the respective representative for the shareholders’ meeting is not clearly stated.

●	Accept powers of attorney conferred by the shareholders as valid if all legal requirements have not been fulfilled. Powers of-attorney must be granted in writing, indicating the name of the representative, the person who can replace the representative, if applicable, and the date of the meeting. Legal entities that grant powers-of-attorney must include a recent certificate of good standing that proves their existence and representation in accordance with the law.

●	Suggest or determine the names of those who will act as representatives of the shareholders at the meetings.

●	Recommend that shareholders vote for a certain list. This does not restrict the Board of Directors or the CEO, in the exercise of their duties, from presenting proposals for the consideration of the shareholders’ meeting.

●	Coordinate or enter into an agreement with any shareholder or with any representative of shareholders to vote in favor or against any proposal that is presented in the shareholders’ meeting.

The activities described above will also be prohibited when they are carried out through a legal representative, agent or intermediary.

Pursuant to these measures, the Board of Directors instructed that, to ensure a fair treatment of Bancolombia’s shareholders, management will need to implement the following procedures:

•	To encourage the delegation of powers of attorney in compliance with legal requirements in the General Shareholders’ Meeting, Bancolombia will make available on its website, templates of these legal documents that can be downloaded and completed by any shareholder.
•	Shareholders will have full discretion to appoint their proxy holders.
•	Management will not suggest or coordinate, with any of the shareholders, to vote in favor or against any proposal that is presented in the General Shareholders’ Meeting.
•	Bancolombia will make a team available to the General Shareholders’ Meeting to confirm compliance of the powers of attorneys conferred by the shareholders with legal requirements and that the proxy holders are not included in the Bank’s database of employees.

Management and employees, while in the exercise of their duties, may not exercise their powers to represent shares other than their own in shareholders’ meetings, nor substitute the powers granted to them. This prohibition does not apply to legal representation. Management and employees may also not vote, even with their own shares, on the matters related to approving end of the year or liquidation balance sheets and accounts.

The Board of Directors appointed the following employees as responsible for implementing and verifying compliance with the control procedures:

BANCOLOMBIA

Legal Vice President and General Secretary

Legal Director of Company and Corporate Affairs

FIDUCIARIA BANCOLOMBIA

Trust Business Administration Manager

Head of Fiduciary Business Administration Section Medellín

Fiduciary Business Administration Section Analysts Medellín

These employees must check that the powers-of-attorney granted by the shareholders comply with the requirements of article 184 of the Code of Commerce and with the guidelines of the Board of Directors. Powers-of-attorney that are not in compliance with the provisions herein will not be accepted.

These measures are published on the website of Grupo Bancolombia.

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Contacts
Julián Mora Gonzalez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	Director of Investor Relations
Tel.: (571) 4042436	Tel.: (571) 4885934	Tel.: (571) 4885950